Watkins Financial Services, Inc.
Statement of Operations
For the Year Ended December 31, 2020

Revenues - commissions	$	364,510
Expenses		
Officer concessions		325,000
Other general and administrative		37,937
Total Expenses		362,937
Net Income	$	1,573

The accompanying notes are an integral part of these financial statements